UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________________________________
FORM 12b-25
_____________________________________

NOTIFICATION OF LATE FILING

(Check one):     ☒Form 10-K  ☐Form 20-F  ☐Form 11-K ☐Form 10-Q  ☐Form N-SAR ☐Form N-CSR

For Period Ended:    December 31, 2015

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Fenix Parts, Inc.
Full Name of Registrant

Former Name if Applicable

One Westbrook Corporate Center, Suite 920
Address of Principal Executive Office (Street and Number)

Westchester, Illinois 60154
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will not complete the filing within the prescribed time period of its Annual Report on Form 10-K for the year ended December 31, 2015. The delay is necessary to provide the Company and its auditors with sufficient time to complete the audit of the Company’s financial statements taking into account the ramifications of an Amended and Restated Multicurrency Credit Agreement with BMO Harris Bank N.A. effective as of December 31, 2015, which has been structured concurrently with the preparation of the Company’s 2015 Annual Report on Form 10-K. This delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Pettit	(630)	480-6413
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the corresponding period of the last fiscal year, December 31, 2014, the Company on May 19, 2015 simultaneously completed an initial public offering (“IPO”) and entered into combination agreements to acquire (the “Combinations”) eleven corporate entities (the “Founding Companies”) operating eight businesses in the automobile recycling and resale industry. It has since acquired three more operating businesses. Prior to the IPO, Combinations and subsequent acquisitions of three additional operating businesses, the Company’s operations consisted only of activities designed to finance and prepare for its IPO and the acquisitions of the Founding Companies. The earnings statement with respect to the period ending December 31, 2014 (as it will appear in the Form 10-K to be filed for the year ending December 31, 2015) will reflect the Company’s limited operations. Subsequent to the IPO and Combinations, the Company has been actively engaged in the auto recycling and resale business.

Fenix Parts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2016	By:	/s/ Kent Robertson
	Name:	Kent Robertson
	Title:	President and Chief Executive Officer